SEC 09059357 MISSION
Washington, D.C. 20549

Mail Processing Section
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

December 31, 2008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARRAN H, OGILVIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMIUS SECURITIES LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER & CHIEF OPERATING OFFICER - RAMIUS LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARITES CANLAS-MOTICA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA6122891
QUALIFIED IN NEW YORK COUNTY
TERM EXPIRES: FEB. 22, 2013

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Member of Ramius Securities LLC and Subsidiary

In planning and performing our audit of the consolidated financial statements of Ramius Securities LLC and Subsidiary (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

Ramius Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2008

[redacted]

Ramius Securities LLC and Subsidiary
Index to Consolidated Statement of Financial Condition

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities LLC and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities LLC and Subsidiary (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Ramius Securities LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2008

(in U.S. dollars)

Assets		
Cash	$	17,424,927
Receivable from brokers		1,696,155
Equity investment in JT Partners LLC		2,346,403
Placement fee receivables		2,151,667
Due from affiliates		1,838,439
Prepaid and other assets		1,310,345
Total assets	$	26,767,936
Liabilities and member's capital		
Subordinated loans payable to Ramius LLC	$	1,213,592
Payable to affiliates		762,136
Payable to JT Partners LLC		4,520,158
Payable to broker		3,817,162
Accrued expenses and other liabilities		905,911
Total liabilities		11,218,959
Member's capital		15,548,977
Total liabilities and member's capital	$	26,767,936

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Business

Ramius Securities LLC (formerly known as Ramius Securities, L.L.C.) ("Ramius Securities"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. Ramius Securities is a wholly-owned subsidiary of Ramius LLC (formerly known as Ramius Capital Group, L.L.C.) ("Ramius" and the "Member"). Ramius Securities acts as a placement agent for real estate entities, conducts stock lending/borrowing activities, and is an introducing broker for employee and other accounts.

This Consolidated Statement of Financial Condition at December 31, 2008 includes the accounts of Ramius Japan Ltd, a Cayman entity operating through a branch in Tokyo, Japan, (formerly known as RCG Japan (Cayman) Ltd). Ramius Securities and its consolidated subsidiary are collectively referred to hereinafter as the "Company".

2. Significant Accounting Policies

This Consolidated Statement of Financial Condition has been prepared using accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Company:

a. Basis of Presentation

The preparation of this Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires the Member to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

This Consolidated Statement of Financial Condition includes the accounts of the Company and its consolidated subsidiary. All material intercompany transactions and balances have been eliminated.

b. Cash and Cash Equivalents

The Company considers investments in money market funds, and other highly liquid investments with original maturities of three months or less which are deposited with a bank, to be cash equivalents. At December 31, 2008, the Company held only cash.

c. Receivable From and Payable to Brokers

Receivable from and payable to brokers includes cash held at the clearing brokers.

d. Securities Transactions

Purchases and sales of securities and other investments are recorded on a trade date basis.

The Company acts as a placement agent for certain affiliates and real estate entities.

e. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member owner, which for tax purposes is the Member. Because of the Company's status as a single-member limited liability company, the Company is also disregarded for federal and state tax purposes. As such, no provision for federal and state income taxes has been made in the accompanying financial statement of the Company, as individual members of the Member are responsible for their proportionate share of the

Member's taxable income. Where the Company is liable for foreign income taxes, income taxes are recorded under the provisions of SFAS No. 109. The Company's Tokyo branch pays Japanese income taxes.

On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48. Under FSP 48-3, in the absence of early adoption, FIN 48 will become effective for the Company at December 31, 2009. The Member has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimatable. Based on its continued analysis, the Member has determined that the adoption of FIN 48 will not have a material impact to the Company's financial statement. However, the Member's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof and other factors.

f. Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end rate.

g. Employee Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R." ("SFAS No. 158"). SFAS No. 158 requires an entity to recognize in its Consolidated Statement of Financial Condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings. SFAS No. 158 is effective for non-public entities as of the end of the fiscal year ending after June 15, 2007. The Company has adopted SFAS No. 158 as of the end of fiscal 2007. See Note 8 for further information regarding the Company's defined benefit plans.

h. Recent Accounting Development

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to the Member beginning January 1, 2008. Based on its current analysis, the Member has determined that the adoption of SFAS 157 does not have a material impact on the Company's financial statement.

3. Receivable From and Payable To Broker Dealers

The clearing operations for the Company's securities transactions are provided by several brokers. Amounts receivable from brokers and payable to broker at December 31, 2008 were $1,696,155 and $3,817,162, respectively. Receivable from brokers is composed of cash. Payable to broker consists primarily of the difference in value of the purchase price of replacement securities as compared to the value of collateral in default by a stock lending/borrowing counterparty.

4. Securities Borrowed and Loaned

As of November 2008, the Company is no longer engaged in stock borrowing or lending activities.

5. Income Taxes

The Company's Tokyo branch pays income taxes. Ramius Japan Ltd's Tokyo branch operates on a cost plus basis, and pays corporate taxes.

Included in other assets is $112,478 of deferred tax asset related to accruals for compensation in the Company's Tokyo branch as of December 31, 2008. Management believes that it is more likely than not that these assets will be realized and, thus, no valuation allowance has been recorded.

6. Risk Management

The Company is engaged in various brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Credit risk in client activities
In the normal course of business, the Company's activities include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company clears all of its securities transactions through three clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2008, the Company has recorded no liability.

Market and off-balance sheet risk
In addition to credit risk, the Company is exposed to market risk. This is the risk of potential loss due to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statement. As of December 31, 2008, there were no off-balance sheet transactions.

Concentrations of credit risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company's most significant industry concentration, which arises within its normal course of business activities, includes other brokers and dealers, commercial banks and fund managers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

7. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these indemnifications.

The Company also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these indemnifications.

8. Defined Benefit Plans

Ramius Japan Ltd has established two defined benefit plans (the "Retirement Allowance Plan" and the "Supplemental Retirement Allowance Plan") covering their employees. The Retirement Allowance Plan and the Supplemental Retirement Allowance Plan are collectively referred to hereinafter as the "Plans". There are no plan assets associated with these Plans, and the Plan benefits are based on years of credited service and a percentage of the employee's compensation.

The estimated future benefits for the Plans are an actuarial estimate of the benefits that the Company will be required to pay. A measurement date of December 31, 2008 was used to

perform each of the actuarial calculations. The weighted average discount rate and the rate of compensation increase in determining the actuarial present value of the projected benefit obligation for the Plans were 2.5%.

The following amounts relate to the Plans at December 31, 2008 and for the year then ended:

	2008
Projected benefit obligation	
Benefit obligation at beginning of year	$ 166,601
Service cost	108,384
Interest cost	5,130
Actuarial (gain) losses	(22,418)
Benefits paid	-
Benefit obligation at end of year	$ 257,697
Funded balance at endof year	$ -
Amounts Recognized in the Statement of Position	
Liabilities	$ 257,697
Accumulated Benefit Obligation	$ 268,016
Amounts Recognized in Accumulated Other Comprehensive Income/(loss) (pre-tax)	
Net gain	$ 106,564
Prior service cost	(68,292)
Effect of change in currency conversion	2,201
Total recognized in other comprehensive income/(loss)	$ 40,473

9. Subordinated Loans Payable to Ramius LLC

During 2008, Ramius Japan Ltd entered into three subordinated loan agreements with the Member. The table below details the commencement dates, principal amounts and maturity dates:

Loan Commencement Date	Principal Amount	Maturity Date
March 31, 2008	$ 661,960	March 31, 2011
September 2, 2008	330,979	September 2, 2011
October 8, 2008	220,653	October 8, 2011
Total	$ 1,213,592	

The loans bear interest at a rate of 4% per annum, which is accrued monthly and paid to the Member quarterly.

10. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital in an amount not less than $2,500 for each security in which it makes a market based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Since the Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Rule and the Company has not made a market in any securities since January 2006, the Company shall not permit its net capital to be less than $250,000. At December 31, 2008, the Company had net capital of $8,188,445 which was $7,938,445 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

11. Related Party Transactions

Administrative services provided to the Company by the Member are based on an expense sharing agreement dated November 10, 1997.

Due from affiliates represents $1,838,439 due from the Member and its affiliates at December 31, 2008. In 2009, approximately $1,260,000 of the receivable from affiliates balance was settled.